KRAMER LEVIN NAFTALIS & FRANKEL llp
October 14, 2009
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Baltic Trading Limited
Ladies and Gentlemen:
          On behalf of Baltic Trading Limited (“Baltic”), a Marshall Islands corporation, and pursuant to the rules under the Securities Act of 1933, we are transmitting via EDGAR a registration statement on Form S-1. Baltic has transmitted the $12,834 registration fee by wire transfer to the account of the Commission.
          Baltic was formed on October 6, 2009 and is currently a wholly-owned subsidiary of Genco Shipping & Trading Limited (“Genco”), a New York Stock Exchange listed company that owns and operates a fleet of 34 drybulk vessels. Genco formed Baltic in order to develop a separate, publicly owned subsidiary that would acquire and own vessels with minimal leverage and would focus on chartering them in the spot (short term) charter market. Baltic has thus filed its registration statement for purposes of its initial public offering of its Common Stock. Using proceeds from the sale of its Common Stock in this offering as well as the sale of its Class B Stock to Genco, Baltic intends to acquire a fleet of vessels to be employed in the drybulk spot market. Genco will maintain its equity interest in Baltic after Baltic’s initial public offering.
          Baltic expects to purchase one or more vessels from third parties under contracts to be signed before marketing the offering and is seeking suitable vessels to purchase. Drybulk vessels are routinely traded in a developed market. It is customary for vessel purchases to close four or more weeks after signing a purchase contract. Given the timing of the public offering process, Baltic determined not to enter into contracts to purchase vessels prior to today’s filing. Likewise, to date, Baltic has not entered into any arrangements or contracts for vessel acquisitions.
          In connection with the acquisition contracts to be signed before the marketing of the offering, Baltic expects to fund a deposit anticipated to be $2.5 million or more per vessel and/or consummate one or more vessel purchases prior to effectiveness of Baltic’s registration statement. In an amendment prior to marketing, Baltic intends to revise its prospectus to include
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KRAMER LEVIN NAFTALIS & FRANKEL llp
United States Securities and Exchange Commission
Division of Corporation Finance
October 14, 2009

material details regarding vessel purchase contracts and vessels to be acquired. Consistent with shipping industry practice, but depending on the individual facts and circumstances, Baltic will likely treat the acquisition of its vessels as acquisitions of assets rather than businesses. Please see the “Management’s Discussion and Analysis — Lack of Historical Operating Data for Vessels before Their Acquisition” starting on page 37 of the Form S-1 for details of Baltic’s approach to this issue.
          We have considered the question of whether Baltic may be deemed to be a “shell company” within the meaning of Rule 405 under the Securities Act of 1933, as amended. We believe the issue requires consideration because at the date of this filing, Baltic has not yet entered into any vessel purchase contracts, does not own any vessels, and has not yet commenced operations. Baltic will clearly not be a shell company at the time of effectiveness of the Registration Statement, and we seek the Staff’s concurrence that it should not be treated as having been a shell company at any time for the reasons discussed below.
          Rule 405 provides that a shell company is a registrant with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets. The note to this definition states that the determination of shell company status is to be made according to the company’s balance sheet prepared in accordance with GAAP.
          Shell companies are subject to a number of limitations for a period of time even after they have ceased to be shell companies, including unavailability of the safe harbors of Rules 137, 138, and 139 for research reports by brokers or dealers; unavailability of the safe harbor of Rule 163A for communications by an issuer more than 30 days before the filing of a registration statement; limitations on the use of Form S-3, Form S-8, and free writing prospectuses; unavailability of Rule 144 to holders of the issuer’s restricted securities; and ineligibility to become a well-known seasoned issuer. A “business combination related shell company” as defined in Rule 405, which includes a shell company formed solely for the purpose of entering into certain business combinations described in Rule 145, is not subject to these limitations.
          As described above, prior to effectiveness of the Registration Statement, Baltic will make deposits expected to be $2.5 million or more per vessel and/or acquire one or more vessels. From the date of these actions, its balance sheet prepared in accordance with GAAP will reflect assets other than cash, cash equivalents, or nominal assets and therefore, Baltic will not be a shell company.
1177 Avenue of the Americas  New York NY 10036-2714  Phone 212.715.9100  Fax 212.715.8000  www.kramerlevin.com also at 47 Avenue Hoche  75008 Paris France

KRAMER LEVIN NAFTALIS & FRANKEL llp
United States Securities and Exchange Commission
Division of Corporation Finance
October 14, 2009

          Rule 405 can be read to treat the date at which Baltic acquires non-cash assets which are not nominal as the date at which it ceases to be a shell company. We think this would not be an appropriate interpretation of the rules, because:
•	The issue discussed turns only on the timing of acquiring these assets (the deposits and/or vessels) prior to marketing the offering. This timing issue has no effect on investors. [1]

•	The structure proposed by Baltic does not represent the type of abuse for which the shell company rules were adopted. These abuses involving “pump and dump” and similar schemes, were described in Release No. 33-8407, Use of Form S-8 and Form 8-K by Shell Companies. Baltic has been formed by an operating company, intends to have substantial assets at the time of marketing of the offering and is to be an operating company subsidiary of Genco, established to operate a fleet with minimal leverage in the spot charter market. It is readily distinguishable from the abusive schemes.

•	But for Baltic’s plan to use cash rather than its own securities to acquire vessels, Baltic would qualify as a business combination related shell company as it has been formed to accomplish transfers of assets as mentioned in Rule 145. It might therefore also be appropriate to clarify that Baltic may be treated as a business combination related shell company and therefore would not be subject to the restrictions discussed.
          For these reasons, we believe that providing Baltic with relief, either in deeming it not to have been a shell company or deeming it to be a business combination related shell company, is consistent with the protection of investors. We would appreciate the opportunity to discuss the possibility of such relief with you.
          If members of the Commission’s staff have any questions or comments, please contact the undersigned at (212) 715-9429 or Randal Murdock of our office at (212) 715-9325.

Very truly yours,
/s/ Thomas E. Molner
Thomas E. Molner

[1]	We note that for purposes of the definition of a “shell company” Baltic must be a “registrant” under Rule 405 and, as a technical matter, it may be inappropriate to treat it as such for these purposes until the closing of the offering. This is because Rule 405 defines a registrant as “the issuer of the securities for which the registration statement is filed.” Of course, as a technical matter, Baltic will not become the issuer of the securities to be registered until they are issued at closing. This would be after Baltic acquired assets in the form of deposits or vessels.
1177 Avenue of the Americas  New York NY 10036-2714  Phone 212.715.9100  Fax 212.715.8000  www.kramerlevin.com
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